20013833

SEC
Mail Processing
Section

JUL 14 2020

Washington DC
415

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/18** (MM/DD/YY) AND ENDING **09/30/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Objective Equity, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
380 Bretano Way
(No. and Street)

Greenbrae	**CA**	**94904**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Megenity **(770) 263-6003**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd, Bldg 2, Suite 1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Riedel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Objective Equity, LLC., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

D Riedel
Signature

President
Title

Notary Public

see attached

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin)

On July 7th, 2020 before me, Sarah Anastasia Bender Resnik, a notary public
(insert name and title of the officer)

personally appeared David Riedel
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ____________________ (Seal)

SARAH ANASTASIA BENDER-RESNIK
Comm. #2201433-Mfr. #NNA7
Notary Public
CALIFORNIA
Marin County
My Comm. Exp. Jun 16, 2021

OBJECTIVE EQUITY, LLC
Financial Statements
For the Year Ended
September 30, 2019
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Objective Equity, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Objective Equity, LLC (the "Company") as of September 30, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

July 06, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Objective Equity, LLC
Statement of Financial Condition
September 30, 2019

Assets		
Cash	$	4
Due from related party		4,000
Prepaid Expenses		105
Total assets	$	4,109
Liabilites and members' equity		
Liabilities		
Due to member	$	80
Accounts payable and accrued expenses		22,248
Total liabilities		22,328
Members' equity		(18,219)
Total liabilities and members' equity	$	4,109

The accompanying notes are an integral part of the financial statements.

Objective Equity, LLC
Statement of Operations
Year Ended September 30, 2019

Revenues		
M&A Advisory-Success Fee	$	50,000
Other		1,000
Total Revenues		51,000
Expenses		
Commissions		44,950
Professional fees		17,100
Other expenses		6,719
Total Expenses		68,769
Net loss	$	(17,769)

The accompanying notes are an integral part of the financial statements.

Objective Equity, LLC
Statement of Changes in Members' Equity
Year Ended September 30, 2019

October 1, 2018, Balance	$	17,585
Contributions of expenses paid by member		1,465
Distributions		(19,500)
Net loss		(17,769)
September 30, 2019, Balance	$	(18,219)

Objective Equity, LLC
Statement of Cash Flows
Year Ended September 30, 2019

Cash flows from operating activities:		
Net loss	$	(17,769)
Items which do not affect cash:		
Contributions of expenses paid by member		1,465
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in other assets		43
Decrease in prepaid expenses		19,525
Increase in accounts payable and accrued expenses		16,153
Increase in due to member		80
Net cash provided by operating activities		19,497
Cash flows from financing activities:		
Distributions		(19,500)
Net cash used by financing activities		(19,500)
Net decrease in cash		(3)
Cash at beginning of year		7
Cash at end of year	$	4

The accompanying notes are an integral part of the financial statements.

Objective Equity, LLC
NOTES TO FINANCIAL STATEMENTS
September 30, 2019

NOTE A- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Objective Equity, LLC (the "Company") is a broker-dealer that was organized in April 2004 as a New York limited liability company. The Company is approved to operate as a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company provides research and corporate advisory services. The customers are primarily corporation and financial institutions located throughout the United States. As a limited liability company, the members' liability is limited to their investment.

Cash: The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Income Taxes: The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for income tax has been provided for in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition: The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606, Revenue from Contracts with Customers). The Company adopted this standard effective October 1, 2018.

Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE A- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued):

The Company provides placement and advisory services related to capital raising activities and mergers and acquisition transactions. M&A Advisory revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing of the transaction). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Retainers and other fees received from customers prior to recognizing the revenue are reflected as unearned income.

Application of the standard in fiscal year 2019 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Basis of Presentation: The Company maintains its accounting records on an accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule l5c3-l), which requires the maintenance of minimum net capital, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2019, the Company had net capital deficiency of ($22,324), which was ($27,324) in deficit of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was -1.0 to 1.0.

Management believes that the Company became compliant with its net capital requirement on May 11, 2020 upon receipt of a capital contribution of $40,000.

NOTE C – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at September 30, 2019.

As a registered broker-dealer, the Company is required to maintain a fidelity bond policy with minimum coverage amounts. Fidelity bond coverage had lapsed on September 30, 2019, but was reinstated effective July 1, 2020. The Company believes there was no activity during the period when it did not have coverage that would cause a loss to the Company.

NOTE D – RELATED PARTY TRANSACTIONS

The Company has extended a short-term loan of $4,000 that is due from an affiliated company as of September 30, 2019. This entity is affiliated with the Company through common ownership with the Company's majority member. The loan is payable on demand, does not bear interest and is included in "Due from related party" on the statement of financial condition.

The Company operates from office space provided by its majority member at no cost.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE E – CONCENTRATIONS

All of M&A Advisory revenue was earned from one customer in fiscal year 2019.

NOTE F – NET LOSS

The Company incurred a loss for fiscal year 2019 and was dependent upon capital contributions from its members for working capital and net capital. The Company's members have represented that they intend to continue to make capital contributions as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

Schedule I

Objective Equity, LLC
Computation of Net Capital
Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934
September 30, 2019

Total members' equity qualified for net capital	$ (18,219)
Non-allowable assets:	
Prepaid expenses	105
Due from Related Party	4,000
Total non-allowable assets	4,105
Net capital before haircuts	(22,324)
Less haircuts on securities positions	-
Net capital	$ (22,324)
Aggregate indebtedness	$ 22,328
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess Net Capital	$ (27,324)
Ratio of aggregate indebtedness to net capital	-1 to 1

Reconciliation of Computation of Net Capital

There is no significant difference between net capital above and net capital as reported on Part IIA of Form X-17a-5 as of September 30, 2019.

See report of independent registered public accounting firm

OBJECTIVE EQUITY, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
SEPTEMBER 30, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Objective Equity, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Objective Equity, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Objective Equity, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Objective Equity, LLC stated that Objective Equity, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Objective Equity, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Objective Equity, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

July 06, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

380 Bretano Way
Greenbrae, CA 94904
Tel: 212-334-6365
Fax: 212-253-4263

Objective Equity, LLC

June 30, 2020

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Objective Equity, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year October 1, 2018 to September 30, 2019.

2. Objective Equity, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year October 1, 2018 to September 30, 2019 without exception.

David Riedel, President

President